Exhibit 99.1

Press Release Release date: February 21, 2025

Uniti Group Inc. Reports Fourth Quarter and Full Year 2024 Results

Recently Completed Landmark ABS Financing Provides Attractive Alternative Source of
Capital While Further Strengthening Uniti’s Balance Sheet

Provides Initial 2025 Outlook

•	Net Income of $21.6 Million and $93.4 Million for the Fourth Quarter and Full Year, Respectively

•	Net Income of $0.09 and $0.38 Per Diluted Common Share for the Fourth Quarter and Full Year, Respectively

•	AFFO of $0.35 and $1.35 Per Diluted Common Share for the Fourth Quarter and Full Year, Respectively

LITTLE ROCK, Ark., February 21, 2025 (GLOBE NEWSWIRE) – Uniti Group Inc. (“Uniti” or the “Company”) (Nasdaq: UNIT) today announced its results for the fourth quarter and full year 2024.

“2024 was a transformational year for Uniti with the announcement of our upcoming merger with Windstream, solid growth across our business segments, and continued work to improve and strengthen our balance sheet. Our core recurring strategic fiber revenue grew approximately 5% in 2024 when compared to 2023, consolidated bookings were up 40% during the fourth quarter when compared to the same period last year, and the capital intensity of our fiber business continues to decline. Strategically, Uniti is uniquely well positioned to benefit from the emerging themes related to Generative AI and convergence, both of which put a premium demand on our mission critical fiber infrastructure,” commented President and Chief Executive Officer, Kenny Gunderman.

Mr. Gunderman continued, “Turning to our balance sheet, we continue to work diligently to enhance and strengthen our capital structure prior to completing the merger with Windstream. We recently completed our landmark inaugural ABS transaction that provides Uniti with an attractive source of capital, and used a portion of those proceeds to redeem some of our most expensive debt. Also, together with recent refinancing activity at Windstream, we have successfully pushed out a meaningful portion of the combined company’s upcoming debt maturities, specifically those that were set to mature in 2028. Finally, we continue to make meaningful progress on our merger with Windstream and remain on track to close the transaction by the second half of 2025.”

QUARTERLY RESULTS

Consolidated revenues for the fourth quarter of 2024 were $293.3 million. Net income and Adjusted EBITDA were $21.6 million and $239.5 million, respectively, for the same period, achieving Adjusted EBITDA margins of approximately 82%. Net income attributable to common shares was $21.0 million for the period. AFFO attributable to common shareholders was $92.0 million, or $0.35 per diluted common share.

Uniti Fiber contributed $71.7 million of revenues and $31.1 million of Adjusted EBITDA for the fourth quarter of 2024, achieving Adjusted EBITDA margins of approximately 43%.

Uniti Leasing contributed revenues of $221.7 million and Adjusted EBITDA of $214.5 million for the fourth quarter.

Combined gross capital expenditures for both Uniti Fiber and Uniti Leasing were $24.3 million during the fourth quarter of 2024, which was offset by upfront customer payments totaling $23.6 million, resulting in net success-based capex of $0.7 million for the quarter.

FULL YEAR RESULTS

Consolidated revenues for the year ended December 31, 2024 were $1.2 billion. Net income and Adjusted EBITDA were $93.4 million and $940.1 million, respectively, for the same period. Net income attributable to common shares was $91.3 million for the period. AFFO attributable to common shareholders was $358.9 million, or $1.35 per diluted common share.

Uniti Fiber contributed $286.4 million of revenues and $111.6 million of Adjusted EBITDA for the full year of 2024, achieving Adjusted EBITDA margins of approximately 39%. Uniti Fiber’s net success-based capital expenditures for the full year of 2024 were $69.3 million, representing capital intensity of 24%.

Uniti Leasing contributed revenues of $880.5 million and Adjusted EBITDA of $851.2 million for the full year of 2024. Uniti Leasing’s net success-based capital expenditures for the full year of 2024 were $242.8 million, including $230.8 million of GCI capex.

FINANCING TRANSACTIONS

On February 3, 2025, Uniti announced that it had closed on its previously announced inaugural $589 million fiber securitization notes offering (collectively, the “Series 2025-1 Term Notes”). The Series 2025-1 Term Notes have a weighted average yield of approximately 6.5% and will be secured by certain fiber network assets and related customer contracts in the State of Florida and the Gulf Coast region of Louisiana, Mississippi and Alabama.

Uniti used a portion of the net proceeds to repay and terminate its existing ABS bridge facility, and to redeem $125 million aggregate principal amount of its outstanding 10.50% senior secured notes due 2028.

LIQUIDITY

At year-end, the Company had approximately $655.6 million of unrestricted cash and cash equivalents, and undrawn borrowing availability under its revolving credit agreement. The Company’s leverage ratio at year-end was 5.80x based on net debt to fourth quarter 2024 annualized Adjusted EBITDA, excluding the debt and the net contributions from the ABS facilities.

FULL YEAR 2025 OUTLOOK

Our 2025 outlook includes the estimated impact from the recent ABS financing and partial redemption of the 10.50% senior secured notes due 2028. Our outlook excludes any impact from the expected merger with Windstream, future acquisitions, capital market transactions, and future transaction-related and other costs not mentioned herein.

The Company’s consolidated outlook for 2025 is as follows (in millions):

	Full Year 2025
Revenue	$1,196	to	$1,216
Net income attributable to common shareholders	95	to	115
Adjusted EBITDA (1)	966	to	986
Interest expense, net (2)	532	to	532
Attributable to common shareholders:
FFO (1)	322	to	342
AFFO (1)	369	to	389

Weighted-average common shares outstanding – diluted	280	to	280

(1) See “Non-GAAP Financial Measures” below. (2) See “Components of Interest Expense” below.

CONFERENCE CALL

Uniti will hold a conference call today to discuss this earnings release at 8:30 AM Eastern Time (7:30 AM Central Time). The conference call will be webcast live on Uniti’s Investor Relations website at investor.uniti.com. Those parties interested in participating via telephone may register on the Company’s Investor Relations website or by clicking here. A replay of the call will also be made available on the Investor Relations website.

ABOUT UNITI

Uniti, an internally managed real estate investment trust, is engaged in the acquisition and construction of mission critical communications infrastructure, and is a leading provider of fiber and other wireless solutions for the communications industry. As of December 31, 2024, Uniti owns approximately 145,000 fiber route miles, 8.8 million fiber strand miles, and other communications real estate throughout the United States. Additional information about Uniti can be found on its website at www.uniti.com.

NO OFFER OR SOLICITATION

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream Holdings II (“Windstream”) or Windstream Parent, Inc., the proposed combined company following the closing of the Merger (as defined below) (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the contemplated merger (the “Merger”), New Uniti has filed a registration statement on Form S-4 with the SEC, as amended (No. 333-281068), which was declared effective by the SEC on February 12, 2025 and contains a definitive proxy statement/prospectus and other documents. The definitive proxy statement/prospectus was mailed to stockholders of Uniti seeking their approval of the transaction-related proposals. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that have been or may be filed with the SEC in connection with the Merger.

THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY SUPPLEMENTS THERETO, CAREFULLY AND IN THEIR ENTIRETY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The definitive proxy statement/prospectus, any supplements thereto and all other documents filed with the SEC in connection with the Merger are available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti have been and will continue to be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

PARTICIPANTS IN THE SOLICITATION

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed by Uniti with the SEC (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465925012218/tm2412846-31_defm14a.htm).

FORWARD-LOOKING STATEMENTS

Certain statements in this press release and today’s conference call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended from time to time. Those forward-looking statements include all statements that are not historical statements of fact, including, without limitation, our 2025 financial outlook, expectations regarding lease-up of our network, strong demand trends, business strategies, growth prospects, and statements regarding the Merger and potential synergies, potential cost savings and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”). In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Merger (including expected benefits to shareholders of Uniti), expectations for the final capital structure, ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

Words such as "anticipate(s)," "expect(s)," "intend(s)," “estimate(s),” “foresee(s),” "plan(s)," "believe(s)," "may," "will," "would," "could," "should," "seek(s)," “appear(s),” “target(s),” “project(s),” “contemplate(s),” “predict(s),” “potential,” “continue(s)” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could materially alter our expectations include, but are not limited to, the future prospects of Windstream, our largest customer; the ability and willingness of our customers to renew their leases with us upon their expiration, and the ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we replace an existing tenant; the availability of and our ability to identify suitable acquisition opportunities and our ability to acquire and lease the respective properties on favorable terms; the risk that we fail to fully realize the potential benefits of acquisitions or have difficulty integrating acquired companies; our ability to generate sufficient cash flows to service our outstanding indebtedness and fund our capital funding commitments; our ability to access debt and equity capital markets; the impact on our business or the business of our customers as a result of credit rating downgrades and fluctuating interest rates; our ability to retain our key management personnel; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to real estate investment trusts; covenants in our debt agreements that may limit our operational flexibility; the possibility that we may experience equipment failures, natural disasters, cyber-attacks or terrorist attacks for which our insurance may not provide adequate coverage; other risks inherent in the communications industry and in the ownership of communications distribution systems, including potential liability relating to environmental matters and illiquidity of real estate investments; the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of New Uniti’s securities to be issued in connection with the Merger; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy); and additional factors described in our reports filed with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Merger will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any potential cost savings or expected synergies). See also “Additional Information and Where to Find it.”

All forward-looking statements are based on information and estimates available at the time of this communication and are not guarantees of future performance.

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

NON-GAAP PRESENTATION

This release and today’s conference call contain certain supplemental measures of performance that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). Such measures should not be considered as alternatives to GAAP. Further information with respect to and reconciliations of such measures to the nearest GAAP measure can be found herein.

Uniti Group Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31, 2024	December 31, 2023
Assets:
Property, plant and equipment, net	$4,209,747	$3,982,069
Cash and cash equivalents	155,593	62,264
Restricted cash and cash equivalents	28,254	—
Accounts receivable, net	51,418	46,358
Goodwill	157,380	157,380
Intangible assets, net	275,414	305,115
Straight-line revenue receivable	108,870	90,988
Operating lease right-of-use assets, net	126,791	125,105
Other assets, net	40,556	118,117
Deferred income tax assets, net	128,045	109,128
Assets held for sale	—	28,605
Derivative asset	77	—
Total Assets	$5,282,145	$5,025,129

Liabilities and Shareholders’ Deficit
Liabilities:
Accounts payable, accrued expenses and other liabilities, net	$89,688	$119,340
Settlement payable	71,785	163,583
Intangible liabilities, net	145,703	156,397
Accrued interest payable	143,901	133,683
Deferred revenue	1,400,952	1,273,661
Dividends payable	665	36,162
Operating lease liabilities	80,504	84,404
Finance lease obligations	17,190	18,110
Notes and other debt, net	5,783,597	5,523,579
Liabilities held for sale	—	331
Total liabilities	7,733,985	7,509,250

Commitments and contingencies

Shareholders’ Deficit:
Preferred stock, $ 0.0001 par value, 50,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $ 0.0001 par value, 500,000 shares authorized, issued and outstanding: 237,513 shares at December 31, 2024 and 236,559 shares at December 31, 2023	24	24
Additional paid-in capital	1,236,045	1,221,824
Accumulated other comprehensive loss	(634)	—
Distributions in excess of accumulated earnings	(3,687,808)	(3,708,240)
Total Uniti shareholders’ deficit	(2,452,373)	(2,486,392)
Noncontrolling interests – operating partnership units and non-voting convertible preferred stock	533	2,271
Total shareholders’ deficit	(2,451,840)	(2,484,121)
Total Liabilities and Shareholders’ Deficit	$5,282,145	$5,025,129

Uniti Group Inc.

Consolidated Statements of Income (Loss)

(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Revenues:
Uniti Leasing	$221,661	$214,923	$880,490	$852,772
Uniti Fiber	71,654	70,733	286,437	297,059
Total revenues	293,315	285,656	1,166,927	1,149,831

Costs and Expenses:
Interest expense, net	129,671	123,106	511,364	512,349
Depreciation and amortization	79,948	79,149	314,810	310,528
General and administrative expense	24,473	25,401	105,019	102,732
Operating expense (exclusive of depreciation, accretion and amortization)	33,624	34,398	140,377	144,276
Transaction related and other costs	7,666	2,806	38,734	12,611
Loss (gain) on sale of real estate	46	(740)	(18,953)	(2,164)
Goodwill impairment	—	—	—	203,998
Other (income) expense, net	—	(2,937)	(301)	18,386
Total costs and expenses	275,428	261,183	1,091,050	1,302,716

Income (loss) before income taxes and equity in earnings from unconsolidated entities	17,887	24,473	75,877	(152,885)
Income tax benefit	(3,686)	(5,575)	(17,555)	(68,474)
Equity in earnings from unconsolidated entities	—	(672)	—	(2,662)
Net income (loss)	21,573	30,720	93,432	(81,749)
Net income (loss) attributable to noncontrolling interests	3	14	26	(36)
Net income (loss) attributable to shareholders	21,570	30,706	93,406	(81,713)
Participating securities’ share in earnings	(587)	(317)	(2,080)	(1,207)
Dividends declared on convertible preferred stock	(5)	(5)	(20)	(20)
Net income (loss) attributable to common shareholders	$20,978	$30,384	$91,306	$(82,940)

Net income (loss) attributable to common shareholders – Basic	$20,978	$30,384	$91,306	$(82,940)
Impact of if-converted dilutive securities	—	—	—	—
Net income (loss) attributable to common shareholders – Diluted	$20,978	$30,384	$91,306	$(82,940)

Weighted average number of common shares outstanding:
Basic	237,495	236,547	237,306	236,401
Diluted	237,495	236,547	237,306	236,401

Earnings (loss) per common share:
Basic	$0.09	$0.13	$0.38	$(0.35)
Diluted	$0.09	$0.13	$0.38	$(0.35)

Uniti Group Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2024	2023
Cash flow from operating activities:
Net income (loss)	$93,432	$(81,749)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	314,810	310,528
Amortization of deferred financing costs and debt discount	22,738	18,498
Loss on debt extinguishment	—	31,187
Interest rate cap amortization	1,489	—
Deferred income taxes	(18,917)	(68,497)
Equity in earnings of unconsolidated entities	—	(2,662)
Distributions of cumulative earnings from unconsolidated entities	—	3,964
Cash paid for interest rate cap	(2,200)	—
Straight-line revenues and amortization of below-market lease intangibles	(30,584)	(37,944)
Stock-based compensation	13,508	12,491
Goodwill impairment	—	203,998
(Gain) Loss on asset disposals	(872)	(573)
Gain on sale of real estate	(18,953)	(2,164)
Gain on sale of unconsolidated entity	—	(2,646)
Accretion of settlement payable	6,224	10,506
Other	2,767	701
Changes in assets and liabilities:
Accounts receivable	(5,060)	(3,727)
Other assets	15,961	15,795
Accounts payable, accrued expenses and other liabilities	(27,648)	(54,577)
Net cash provided by operating activities	366,695	353,129

Cash flow from investing activities:
Capital expenditures	(354,834)	(417,002)
Proceeds from sale of equipment	2,397	3,146
Proceeds from sale of real estate, net of cash	40,241	2,545
Proceeds from sale of unconsolidated entity	40,000	—
Net cash used in investing activities	(272,196)	(411,311)

Cash flow from financing activities:
Repayment of debt	(122,942)	(2,263,662)
Proceeds from issuance of notes	309,000	2,600,000
Dividends paid	(108,455)	(107,405)
Payments of settlement payable	(98,022)	(98,022)
Borrowings under revolving credit facility	130,000	506,000
Payments under revolving credit facility	(338,000)	(486,000)
Proceeds from ABS Loan Facility	275,000	—
Finance lease payments	(2,652)	(2,262)
Payments for financing costs	(15,778)	(26,955)
Payment for settlement of common stock warrant	—	(56)
Proceeds from termination of bond hedge option	—	59
Costs related to the early repayment of debt	—	(44,303)
Distributions paid to noncontrolling interests	(37)	(48)
Payment for exchange of noncontrolling interest	(92)	—
Employee stock purchase program	657	730
Payments related to tax withholding for stock-based compensation	(1,595)	(1,433)
Net cash provided by financing activities	27,084	76,643
Net increase in cash, restricted cash and cash equivalents	121,583	18,461
Cash, restricted cash and cash equivalents at beginning of period	62,264	43,803
Cash, restricted cash and cash equivalents at end of period	$183,847	$62,264

Non-cash investing and financing activities:
Property and equipment acquired but not yet paid	$10,186	$8,798
Tenant capital improvements	263,087	167,763
Sale of unconsolidated entity	—	40,000

Uniti Group Inc.

Reconciliation of Net Income to FFO and AFFO

(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net income (loss) attributable to common shareholders	$20,978	$30,384	$91,306	$(82,940)
Real estate depreciation and amortization	58,504	56,132	226,419	221,115
Gain on sale of real estate assets, net of tax	46	(740)	(18,905)	(2,164)
Participating securities share in earnings	587	317	2,080	1,207
Participating securities share in FFO	(2,178)	(766)	(6,344)	(2,064)
Real estate depreciation and amortization from unconsolidated entities	—	435	—	1,740
Adjustments for noncontrolling interests	(8)	(26)	(42)	(100)
FFO attributable to common shareholders	77,929	85,736	294,514	136,794
Transaction related and other costs	7,666	2,806	38,734	12,611
Amortization of deferred financing costs and debt discount	5,964	4,523	22,738	18,498
Write off of deferred financing costs and debt discount	—	—	—	10,412
Gain on extinguishment of debt	—	—	—	(1,269)
Costs related to the early repayment of debt	—	—	—	51,997
Stock based compensation	3,388	3,083	13,508	12,491
Gain on sale of unconsolidated entity, net of tax	—	(2,476)	—	(2,476)
Non-real estate depreciation and amortization	21,444	23,016	88,391	89,413
Goodwill impairment, net of tax	—	—	—	151,856
Straight-line revenues and amortization of below-market lease intangibles	(6,226)	(9,149)	(30,584)	(37,944)
Maintenance capital expenditures	(2,175)	(1,624)	(8,064)	(6,962)
TCI revenue amortization	(13,641)	(12,339)	(50,889)	(46,967)
Other, net	(2,365)	(2,332)	(9,414)	(4,370)
Adjustments for equity in earnings from unconsolidated entities	—	320	—	1,280
Adjustments for noncontrolling interests	(2)	(3)	(13)	(112)
AFFO attributable to common shareholders	$91,982	$91,561	$358,921	$385,252

Reconciliation of Diluted FFO and AFFO:
FFO Attributable to common shareholders – Basic	$77,929	$85,736	$294,514	$136,794
Impact of if-converted dilutive securities	5,967	7,011	25,825	27,269
FFO Attributable to common shareholders – Diluted	$83,896	$92,747	$320,339	$164,063

AFFO Attributable to common shareholders – Basic	$91,982	$91,561	$358,921	$385,252
Impact of if-converted dilutive securities	5,747	6,976	25,277	28,038
AFFO Attributable to common shareholders – Diluted	$97,729	$98,537	$384,198	$413,290

Weighted average common shares used to calculate basic earnings per common share (1)	237,495	236,547	237,306	236,401
Impact of dilutive non-participating securities	—	—	—	—
Impact of if-converted dilutive securities	42,044	53,401	48,024	53,701
Weighted average common shares used to calculate diluted FFO and AFFO per common share (1)	279,539	289,948	285,330	290,102

Per diluted common share:
EPS	$0.09	$0.13	$0.38	$(0.35)
FFO	$0.30	$0.32	$1.12	$0.57
AFFO	$0.35	$0.34	$1.35	$1.42

(1)	For periods in which FFO to common shareholders is a loss, the weighted average common shares used to calculate diluted FFO per common share is equal to the weighted average common shares used to calculate basic earnings per share.

Uniti Group Inc.

Reconciliation of EBITDA and Adjusted EBITDA

(In thousands)

	Three Months Ended December 31,			Year Ended December 31,
	2024		2023	2024	2023
Net income (loss)	$21,573		$30,720	$93,432	$(81,749)
Depreciation and amortization	79,948		79,149	314,810	310,528
Interest expense, net	129,671		123,106	511,364	512,349
Income tax benefit	(3,686)		(5,575)	(17,555)	(68,474)
EBITDA	$227,506		$227,400	$902,051	$672,654
Stock-based compensation	3,388		3,083	13,508	12,491
Transaction related and other costs	7,666		2,806	38,734	12,611
Gain on sale of real estate	46		(740)	(18,953)	(2,164)
Goodwill impairment	—		—	—	203,998
Other, net	849		(2,180)	4,726	20,893
Adjustments for equity in earnings from unconsolidated entities	—		755	—	3,019
Adjusted EBITDA	$239,455		$231,124	$940,066	$923,502

Adjusted EBITDA:
Uniti Leasing	$214,460		$209,478	$851,178	$829,557
Uniti Fiber	31,071		27,011	111,557	115,723
Corporate	(6,076)		(5,365)	(22,669)	(21,778)
	$239,455		$231,124	$940,066	$923,502

Annualized Adjusted EBITDA (1)	$939,578

As of December 31, 2024:
Total Debt (2)	$5,603,690
Unrestricted cash and cash equivalents	155,593
Net Debt	$5,448,097

Net Debt/Annualized Adjusted EBITDA	5.80	x

(1)	Calculated as Adjusted EBITDA for the most recently reported three-month period, excluding net contributions of $4.6 million from the ABS Loan Facility subsidiaries, multiplied by four. Annualized Adjusted EBITDA has not been prepared on a pro forma basis in accordance with Article 11 of Regulation S-X.

(2)	Includes $17.2 million of finance leases, but excludes $77.9 million of unamortized discounts and deferred financing costs and excludes the principal balance from the $275.0 million ABS loan facility.

Uniti Group Inc.

Projected Future Results (1)

(In millions)

Year Ended December 31, 2025
Net income attributable to common shareholders	$ 95 to $ 115
Participating securities’ share in earnings	3
Net income (2)	98 to 118
Interest expense, net (3)	532
Depreciation and amortization	323
Income tax benefit	(4)
EBITDA (2)	949 to 969
Stock-based compensation	14
Transaction related and other costs (4)	3
Adjusted EBITDA (2)	$ 966 to $ 986

(1)	These ranges represent management’s best estimates based on the underlying assumptions as of the date of this press release. Future acquisitions, capital market transactions, changes in market conditions, and other factors are excluded from our projections. There can be no assurance that our actual results will not differ materially from the estimates set forth above.

(2)	The components of projected future results may not add due to rounding.

(3)	See “Components of Projected Interest Expense” below.

(4)	Future transaction related costs not mentioned herein are not included in our current outlook.

Uniti Group Inc.

Projected Future Results (1)

(Per Diluted Share)

Year Ended December 31, 2025
Net income attributable to common shareholders – Basic	$ 0.40 to $ 0.48
Real estate depreciation and amortization	0.98
Participating securities’ share in earnings and FFO, net	(0.03)
FFO attributable to common shareholders – Basic (2)	$ 1.35 to $ 1.43
Impact of if-converted securities	(0.14)
FFO attributable to common shareholders – Diluted (2)	$ 1.21 to $ 1.29

FFO attributable to common shareholders – Basic (2)	$ 1.35 to $ 1.43
Transaction related and other costs (3)	-
Amortization of deferred financing costs and debt discount	0.11
Accretion of settlement payable (4)	0.01
Stock-based compensation	0.06
Non-real estate depreciation and amortization	0.37
Straight-line revenues	(0.08)
Maintenance capital expenditures	(0.03)
Other, net	(0.24)
AFFO attributable to common shareholders – Basic (2)	$ 1.55 to $ 1.63
Impact of if-converted securities	(0.15)
AFFO attributable to common shareholders – Diluted (2)	$ 1.40 to $ 1.47

(1)	These ranges represent management’s best estimates based on the underlying assumptions as of the date of this press release. Future acquisitions, capital market transactions, changes in market conditions, and other factors are excluded from our projections. There can be no assurance that our actual results will not differ materially from the estimates set forth above.

(2)	The components of projected future results may not add to FFO and AFFO attributable to common shareholders due to rounding.

(3)	Future transaction related and other costs are not included in our current outlook.

(4)	Represents the accretion of the Windstream settlement payable to its stated value. At the effective date of the settlement, we recorded the payable on the balance sheet at its initial fair value, which will be accreted based on an effective interest rate of 4.2% and reduced by the scheduled quarterly payments.

Uniti Group Inc.

Components of Projected Interest Expense (1)

(In millions)

Year Ended December 31, 2025
Interest expense on debt obligations	$504
Accretion of Windstream settlement payable	2
Amortization of deferred financing cost and debt discounts	26
Interest expense, net (2)	$532

(1)	These ranges represent management’s best estimates based on the underlying assumptions as of the date of this press release. Future acquisitions, capital market transactions, changes in market conditions, and other factors are excluded from our projections. There can be no assurance that our actual results will not differ materially from the estimates set forth above.

(2)	The components of interest expense may not add to the total due to rounding.

NON-GAAP FINANCIAL MEASURES

We refer to EBITDA, Adjusted EBITDA, Funds From Operations (“FFO”) (as defined by the National Association of Real Estate Investment Trusts (“NAREIT”)) and Adjusted Funds From Operations (“AFFO”) in our analysis of our results of operations, which are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). While we believe that net income, as defined by GAAP, is the most appropriate earnings measure, we also believe that EBITDA, Adjusted EBITDA, FFO and AFFO are important non-GAAP supplemental measures of operating performance for a REIT.

We define “EBITDA” as net income, as defined by GAAP, before interest expense, provision for income taxes and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA before stock-based compensation expense and the impact, which may be recurring in nature, of transaction and integration related costs, costs associated with Windstream’s bankruptcy, costs associated with litigation claims made against us, and costs associated with the implementation of our enterprise resource planning system, (collectively, “Transaction Related and Other Costs”), costs related to the settlement with Windstream, goodwill impairment charges, severance costs, amortization of non-cash rights-of-use assets, the write off of unamortized deferred financing costs, costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments, and other similar or infrequent items (although we may not have had such charges in the periods presented). Adjusted EBITDA includes adjustments to reflect the Company’s share of Adjusted EBITDA from unconsolidated entities. We believe EBITDA and Adjusted EBITDA are important supplemental measures to net income because they provide additional information to evaluate our operating performance on an unleveraged basis. In addition, Adjusted EBITDA is calculated similar to defined terms in our material debt agreements used to determine compliance with specific financial covenants. Since EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, they should not be considered as alternatives to net income determined in accordance with GAAP.

Because the historical cost accounting convention used for real estate assets requires the recognition of depreciation expense except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined by NAREIT as net income attributable to common shareholders computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges, and includes adjustments to reflect the Company’s share of FFO from unconsolidated entities. We compute FFO in accordance with NAREIT’s definition.

The Company defines AFFO, as FFO excluding (i) Transaction Related and Other Costs; (ii) costs related to the litigation settlement with Windstream, accretion on our settlement obligation, and gains on the prepayment of our settlement obligation as these items are not reflective of ongoing operating performance; (iii) goodwill impairment charges; (iv) certain non-cash revenues and expenses such as stock-based compensation expense, amortization of debt and equity discounts, amortization of deferred financing costs, depreciation and amortization of non-real estate assets, amortization of non-cash rights-of-use assets, straight line revenues, non-cash income taxes, and the amortization of other non-cash revenues to the extent that cash has not been received, such as revenue associated with the amortization of tenant capital improvements; and (v) the impact, which may be recurring in nature, of the write-off of unamortized deferred financing fees, additional costs incurred as a result of the early repayment of debt, including early tender and redemption premiums and costs associated with the termination of related hedging activities, severance costs, taxes associated with tax basis cancellation of debt, gains or losses on dispositions, changes in the fair value of contingent consideration and financial instruments and similar or infrequent items less maintenance capital expenditures. AFFO includes adjustments to reflect the Company’s share of AFFO from unconsolidated entities. We believe that the use of FFO and AFFO, and their respective per share amounts, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and analysts, and makes comparisons of operating results among such companies more meaningful. We consider FFO and AFFO to be useful measures for reviewing comparative operating performance. In particular, we believe AFFO, by excluding certain revenue and expense items, can help investors compare our operating performance between periods and to other REITs on a consistent basis without having to account for differences caused by unanticipated items and events, such as transaction and integration related costs. The Company uses FFO and AFFO, and their respective per share amounts, only as performance measures, and FFO and AFFO do not purport to be indicative of cash available to fund our future cash requirements. While FFO and AFFO are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance.

Further, our computations of EBITDA, Adjusted EBITDA, FFO and AFFO may not be comparable to that reported by other REITs or companies that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define EBITDA, Adjusted EBITDA and AFFO differently than we do.

INVESTOR AND MEDIA CONTACTS:

Paul Bullington, 251-662-1512

Senior Vice President, Chief Financial Officer & Treasurer

paul.bullington@uniti.com

Bill DiTullio, 501-850-0872

Senior Vice President, Investor Relations & Treasury

bill.ditullio@uniti.com